UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1:	Form 6-K dated August 7, 2015 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 7, 2015

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	August 7, 2015

Financial Results of the Company for the first quarter ended June 30, 2015

The Directors have, at the Board Meeting held today, taken on record the audited Stand-alone Results as well as the unaudited Consolidated results (with limited review) for the first quarter ended June 30, 2015.

Enclosed please find the said audited Stand-alone Financial Results alongwith the Auditors’ Report thereon, the unaudited Consolidated Financial Results alongwith the Limited Review report on the said Results and the Press Release issued by the Company with respect to the above.

Consolidated Net Revenue stood at Rs.61,020 crores in Q1 of FY 2015-16

Consolidated Profit stood at Rs.2,769 crores

Mumbai, August 07, 2015

Consolidated Financial Results for the Quarter ended June 30, 2015

Tata Motors today reported consolidated revenues (net of excise) of Rs.61,020 crores for the quarter, as against Rs.64,683 crores for the corresponding quarter of the previous year, due to lower sales and weaker geographic mix at Jaguar Land Rover (JLR), partially offset by strong revenue growth in standalone business on the back of continued M&HCV growth. The Consolidated Profit before tax for the quarter was Rs.4,359 crores, as compared to Rs.7,528 crores for the corresponding quarter of the previous year and the Consolidated Profit after tax (post minority interest and share of profit / (loss) of associates (net)) for the quarter was Rs.2,769 crores as compared to Rs.5,398 crores for the corresponding quarter of the previous year.

Tata Motors Stand-alone Financial Results for the Quarter ended June 30, 2015

Fleet replacement demand mainly in the high tonnage segment, continued to support the Company sales growth of 20.7% Y-o-Y in the domestic MHICV segment in the quarter. However, the domestic LCV segments (mainly the SCV) continued to remain weak, witnessing a de-growth of 19.0% Y-o-Y, due to the tough financing environment and lack of last mile load availability. Exports of the commercial vehicles saw strong growth of 38.0% Y-o-Y in the quarter. As a result, the overall CV sales were almost flat in the quarter. New launches in the Prima LX, Ultra range and SCV range as well as other product enhancements provides a strong foundation for the future growth. In this quarter we celebrated the tenth anniversary of Tata Ace that had created a new Small Commercial Vehicle (SCV) category when launched and has surpassed the 1.5 million sales mark in these ten years.

In Passenger vehicles, ZEST, BOLT and newly launched GenX Nano, supported the sales growth in the quarter. The domestic passenger vehicles segment of the Company grew 27.4% Y-o-Y in the quarter with car segment growth of 42.2% Y-o-Y in the quarter. Company expects to continue its volume growth with full year of Zest, Bolt, new GenX Nano and other new and exciting products that will be launched in the coming time period under the Company’s Horizonext strategy

The sales (including exports) of commercial and passenger vehicles for the quarter, stood at 1,17,439 units, a growth of 6.2% as compared to the corresponding quarter of the previous year. The revenues (net of excise) for the quarter stood at Rs.9,297 crores, as compared to Rs.7,705 crores for the corresponding quarter of the previous year. Operating profit (EBITDA) for the quarter stood at Rs.440 crores at 4.7%. Profit before and after tax for the quarter ended June 30, 2015 was Rs.269 crores and Rs.258 crores, respectively, against the Profit before and after tax of Rs.394 crores, for the corresponding quarter last year. Profit before tax for the quarter ended June 30, 2015, includes other income (profit on sale of investments in subsidiary companies and dividends from subsidiary companies) of Rs.805 crores (Rs.1,549 crores for the corresponding quarter last year).

Jaguar Land Rover Automotive plc Financial Results for the Quarter ended June 30, 2015 - (figures as per IFRS)

Jaguar Land Rover wholesales were 110,648 units and retails (including from China JV) for the quarter were 114,905 units.

Revenues for the quarter stood at GBP 5,002 million against GBP 5,353 million for the corresponding quarter last year. Operating profit (EBITDA) for the quarter stood at GBP 821 million at 16.4%, against GBP 1,087 million for the corresponding quarter last year. The financial performance in the quarter was lower than the strong corresponding quarter last year due to softer sales in China partially offset by strong performance in the UK, Europe and North America.

Land Rover maintained healthy sales in the quarter with Range Rover, Range Rover Sport Discovery and Defender all up compared to the corresponding quarter last year. Furthermore, the Discovery Sport performed well, already outselling the Freelander which it replaced. Evoque sales were lower due to the ramp up of localized production in China and softer market conditions there. Jaguar sales volumes were down as the sales of XF and XJ fell ahead of the all new lightweight XF and the refreshed XJ 16MY, on sale in autumn this year, partially offset by the successful introduction of the new Jaguar XE.

Profit before and after tax stood at GBP 638 million and GBP 492 million, respectively (GBP 924 million and GBP 693 million, respectively in the corresponding quarter last year).

Tata Daewoo - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 193 billion and recorded a Net profit of KRW 12 billion for the quarter ended June 30, 2015, as compared to KRW 222 billion and KRW 4 billion, respectively, in the corresponding quarter last year.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, on a consolidated basis, registered net revenue from operations of Rs.890 crores and reported a Profit after tax of Rs.91 crores for the quarter ended June 30, 2015.

News Release – 2	August 7, 2015

Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REVIEW REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (hereinafter referred to as “the Holding Company”), its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) and jointly controlled entities and its associates for the Quarter ended June 30, 2015 (“the Statement”), being submitted by the Company pursuant to Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 7 below. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	We did not review the interim financial statements / information / results of six subsidiaries included in the consolidated financial results, whose interim financial statements / information / results reflect total revenues of Rs. 50,664.49 crores for the Quarter ended June 30, 2015, and total profit after tax (net) of Rs. 3,169.61 crores for the Quarter ended June 30, 2015, as considered in the consolidated financial results. The consolidated financial results also include the Group’s share of profit after tax Rs Nil for the Quarter ended June 30, 2015, as considered in the consolidated financial results, in respect of one associate, whose interim financial statements / information / results have not been reviewed by us. These interim financial statements / information / results have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and the associates is based solely on the reports of the other auditors.

4.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards as per Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the Stock Exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Attention is invited to Note 4 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs. 1,355.25 crores (credit) (net of tax of Rs. 338.86 crores) for the Quarter ended June 30, 2015 have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

Our report is not qualified in respect of this matter.

6.	The consolidated financial results include the interim financial statements / information / results of seventeen subsidiaries and two jointly controlled entities which have not been reviewed / audited by their auditors, whose interim financial statements / information / results reflect total revenue of Rs. 898.62 crores for the Quarter ended June 30, 2015, and total profit after tax (net) of Rs. 54.82 crores for the Quarter ended June 30, 2015, as considered in the consolidated financial results based on financial statements / information / results which have been certified by the management. The consolidated financial results also includes the Group’s share of profit after tax of Rs. 3.23 crores for the Quarter ended June 30, 2015, as considered in the consolidated financial results, in respect of three associates, based on their interim financial statements / information / results which have been certified by the management and are not reviewed / audited by their auditors.

Our report is not qualified in respect of this matter.

7.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements with the Stock Exchanges and the particulars relating to investor complaints disclosed in Part II - Select Information for the Quarter ended June 30, 2015 of the Statement, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W- 100018)

B. P. Shroff
Partner
(Membership No. 34382)

MUMBAI, August 07, 2015

News Release – 3	August 7, 2015

Consolidated Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I	(Rs. in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2015

Particulars				Quarter ended			Year ended
				June 30,	March 31,	June 30,	March 31,
				2015	2015	2014	2015
				Unaudited	Unaudited	Unaudited	Audited
1		Income from operations
	(a)	Sales/Income from operations		61,221.33	68,528.69	64,856.98	264,283.25
		Less: Excise duty		1,040.76	1,230.70	706.24	3,548.92
		Net Sales/Income from operations		60,180.57	67,297.99	64,150.74	260,734.33
	(b)	Other operating income		838.95	278.05	532.09	2,062.00
		Total income from operations (net)		61,019.52	67,576.04	64,682.83	262,796.33
2		Expenses
	(a)	Cost of materials consumed		37,285.73	38,151.25	36,681.47	149,956.54
	(b)	Purchase of products for sale		4,430.27	3,979.07	2,896.47	13,293.82
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(6,653.09)	(1,611.87)	158.24	(3,330.35)
	(d)	Employee benefits expense		6,979.19	6,783.12	5,822.53	25,548.96
	(e)	Depreciation and amortisation expense		3,823.21	3,856.76	2,979.57	13,388.63
	(f)	Product development/Engineering expenses		706.24	811.99	598.03	2,875.17
	(g)	Other expenses		13,127.64	15,021.92	10,985.97	50,617.72
	(h)	Amount capitalised		(3,965.22)	(3,997.74)	(3,606.14)	(15,404.18)
		Total expenses		55,733.97	62,994.50	56,516.14	236,946.31
3		Profit from operations before other income, finance costs and exceptional items (1 - 2)		5,285.55	4,581.54	8,166.69	25,850.02
4		Other income		307.23	245.17	213.20	898.74
5		Profit from ordinary activities before finance costs and exceptional items (3 + 4)		5,592.78	4,826.71	8,379.89	26,748.76
6		Finance costs		1,117.35	1,894.55	945.46	4,861.49
7		Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		4,475.43	2,932.16	7,434.43	21,887.27
8		Exceptional items
	(a)	Exchange loss/(gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		107.35	68.29	(94.02)	91.72
	(b)	Employee separation cost		9.34	92.86	—	92.99
9		Profit from ordinary activities before tax (7 - 8)		4,358.74	2,771.01	7,528.45	21,702.56
10		Tax expense (net)		1,570.27	1,023.58	2,115.05	7,642.91
11		Net profit from ordinary activities after tax (9 - 10)		2,788.47	1,747.43	5,413.40	14,059.65
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—
13		Net profit for the period (11 + 12)		2,788.47	1,747.43	5,413.40	14,059.65
14		Share of profit/(loss) of associates (net)		4.98	2.95	4.81	13.42
15		Minority interest		(24.54)	(33.88)	(20.00)	(86.78)
16		Net profit after taxes, minority interest and share of profit/(loss) of associates (13 + 14 + 15)		2,768.91	1,716.50	5,398.21	13,986.29
17		Paid-up equity share capital (face value of Rs.2 each)		679.18	643.78	643.78	643.78
18		Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year					55,595.27
19		Earnings per share (EPS) (refer note 6)
	A.	Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	8.33	5.26	16.58	42.98
	(b)	Diluted EPS before and after extraordinary items	Rs.	8.33	5.26	16.58	42.97
	B.	‘A’ Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	8.43	5.36	16.68	43.08
	(b)	Diluted EPS before and after extraordinary items	Rs.	8.43	5.36	16.68	43.07
				(Not annualised )	(Not annualised )	(Not annualised )

PART II

SELECT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2015

				Quarter ended			Year ended March 31,
				June 30,	March 31,	June 30,
Particulars				2015	2015	2014	2015
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
		-	Number of shares	127,78,26,079	121,48,96,727	121,54,82,372	121,48,96,727
		-	Percentage of shareholding (refer note 8)	44.26%	44.39%	44.42%	44.39%
	B.		‘A’ Ordinary shares
		-	Number of shares	50,58,61,682	47,94,88,358	47,87,38,358	47,94,88,358
		-	Percentage of shareholding	99.49%	99.49%	99.33%	99.49%
2	Promoters and promoter group shareholding
	A.		Ordinary shares
	(a)		Pledged/Encumbered
		-	Number of shares	6,14,00,000	6,14,00,000	7,64,00,000	6,14,00,000
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	6.19%	6.54%	8.13%	6.54%
		-	Percentage of shares (as a % of the total share capital of the Company)	2.13%	2.24%	2.79%	2.24%
	(b)		Non-encumbered
		-	Number of shares	93,02,59,498	87,81,56,205	86,31,56,205	87,81,56,205
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	93.81%	93.46%	91.87%	93.46%
		-	Percentage of shares (as a % of the total share capital of the Company)	32.21%	32.09%	31.54%	32.09%
	B.		‘A’ Ordinary shares
	(a)		Pledged/Encumbered
		-	Number of shares	—	—	—	—
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
		-	Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—
	(b)		Non-encumbered
		-	Number of shares	26,15,022	24,78,587	32,28,587	24,78,587
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%
		-	Percentage of shares (as a % of the total share capital of the Company)	0.51%	0.51%	0.67%	0.51%

Particulars		Quarter ended June 30, 2015
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	7
	Received during the quarter	24
	Disposed off during the quarter	20
	Remaining unresolved at the end of the quarter	11

Notes:-

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 7, 2015.
2)	Figures for the previous periods/year have been regrouped/reclassified, wherever necessary.
3)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.
4)	During the quarter ended June 30, 2015, an amount of Rs.1,355.25 crores (net of tax) has been credited [Rs.915.50 crores (net of tax) for the quarter ended June 30, 2014 has been debited], to “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and as permitted by AS 21 in the consolidated financial statements.

5)	a)	During the quarter ended June 30,2015, the Company allotted 15,04,90,480 Ordinary shares (including 3,20,49,820 shares underlying the ADRs) of Rs.2 each at a premium of Rs.448 per share, aggregating Rs.6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares of Rs.2 each at a premium of Rs.269 per share, aggregating Rs.718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.

b)	Proceeds from the Rights Issue have been utilised up to June 30, 2015 in the following manner:

Particulars	Planned	Actual
	Rs. in Crores
Funding capital expenditure towards plant and machinery	500.00	36.58
Funding expenditure relating to research and product development	1,500.00	255.55
Repayment, in full or part, of certain long term and short term borrowings availed by the Company	4,000.00	3,300.00
General corporate purposes	1,428.00	1,313.00
Issue related expenses	70.00	59.26

Total	7,498.00	4,964.39	*

*	Of the above, Rs.308.50 crores was pending withdrawal as at June 30, 2015.

6)	Basic and diluted earnings per share for quarter ended March 31, 2015, June 30, 2014 and year ended March 31, 2015 have been retrospectively adjusted for the bonus element in respect of the Rights issue.
7)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

					(Rs. in crores)
		Quarter ended			Year ended March 31, 2015
		June 30, 2015	March 31, 2015	June 30, 2014
	Particulars	Unaudited	Unaudited	Unaudited	Audited
A.	Segment revenues :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	11,552.22	11,907.49	9,898.38	44,111.24
	- Jaguar and Land Rover	49,178.50	55,336.02	54,425.97	217,472.68
	Less: Intra segment eliminations	(17.30)	(21.46)	(20.02)	(106.84)

	-Total	60,713.42	67,222.05	64,304.33	261,477.08
II.	Others	667.00	751.01	623.52	2,747.79

	Total segment revenue	61,380.42	67,973.06	64,927.85	264,224.87
	Less: Inter segment revenue	(360.90)	(397.02)	(245.02)	(1,428.54)

	Net income from operations	61,019.52	67,576.04	64,682.83	262,796.33

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	488.94	(483.99)	(594.99)	(2,505.90)
	- Jaguar and Land Rover	4,759.67	4,982.76	8,714.92	28,127.33
	Less: Intra segment eliminations	—	—	—	—

	-Total	5,248.61	4,498.77	8,119.93	25,621.43
II.	Others	79.86	122.53	80.09	375.96

	Total segment results	5,328.47	4,621.30	8,200.02	25,997.39
	Less: Inter segment eliminations	(42.92)	(39.76)	(33.33)	(147.37)

	Net segment results	5,285.55	4,581.54	8,166.69	25,850.02
	Add/(Less) : Other income	307.23	245.17	213.20	898.74
	Add/(Less) : Finance costs	(1,117.35)	(1,894.55)	(945.46)	(4,861.49)
	Add/(Less) : Exceptional items	(116.69)	(161.15)	94.02	(184.71)

	Total profit before tax	4,358.74	2,771.01	7,528.45	21,702.56

		As at June 30, 2015	As at June 30, 2014	As at March 31, 2015
		Unaudited	Unaudited	Audited
C.	Capital employed (segment assets less segment liabilities) :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	45,601.07	43,228.26	43,437.64
	- Jaguar and Land Rover	85,147.32	59,829.94	69,900.25
	Less: Intra segment eliminations	—	—	—

	-Total	130,748.39	103,058.20	113,337.89
II.	Others	1,538.39	1,264.27	1,463.12

	Total capital employed	132,286.78	104,322.47	114,801.01
	Less: Inter segment eliminations	(838.50)	(692.47)	(790.89)

	Net segment capital employed	131,448.28	103,630.00	114,010.12
	Add/(Less): Unallocable assets/(liabilities) (net)	(50,062.67)	(31,448.95)	(57,748.20)

	Capital employed	81,385.61	72,181.05	56,261.92

8)	Public shareholding of Ordinary shares as on June 30, 2015 excludes 21.40% (21.25% as on June 30, 2014 and 21.28% as on March 31, 2015) of Citibank N.A. as Custodian for Depository shares.
9)	Figures for the quarter ended March 31, 2015, represent the difference between the audited figures in respect of the full financial year and the unaudited figures for nine-months ended December 31, 2014.
10)	The Statutory Auditors have carried out limited review of the above results stated in Part I and notes thereto for the quarter ended June 30, 2015.

Tata Motors Limited

Cyrus P Mistry
Mumbai, August 7, 2015	Chairman

News Release – 4	August 7, 2015

Auditors Report (Stand Alone)

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”) for the quarter ended June 30, 2015 (“the Statement”), being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges, except for the disclosures in Part II - Select Information referred to in paragraph 4 below. This Statement has been prepared on the basis of the related interim financial statements, which is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting specified under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the Auditing Standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges; and

(ii)	gives a true and fair view in conformity with the accounting principles generally accepted in India of the net profit and other financial information of the Company for the quarter ended June 30, 2015.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged / encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding, in terms of Clause 35 of the Listing Agreements with the Stock Exchanges and the particulars relating to the investor complaints disclosed in Part II - Select Information for the quarter ended June 30, 2015 of the Statement, from the details furnished by the Management/Registrars.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B. P. SHROFF

Partner

(Membership No.34382)

Mumbai, August 7, 2015

News Release – 5	August 7, 2015

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2015

Particulars				Quarter ended			Year ended March 31,
				June 30,	March 31,	June 30,
				2015	2015	2014	2015
(A)
1	Vehicle sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles			71,627	83,269	75,039	3,17,780
	Passenger cars and Utility vehicles			32,298	42,478	25,346	1,36,653
	Exports			13,514	13,306	10,227	49,936

				1,17,439	1,39,053	1,10,612	5,04,369

2	Vehicle production:(in Nos.)
	Commercial vehicles			88,573	94,160	89,047	3,69,055
	Passenger cars and Utility vehicles			18,763	29,794	19,249	89,284

				1,07,336	1,23,954	1,08,296	4,58,339

				(Rs. in crores)
(B)				Audited	Audited	Audited	Audited
1	Income from operations
	(a)	Sales / Income from operations		10,163.02	11,804.50	8,256.46	39,120.10
		Less: Excise duty		965.40	1,128.31	643.57	3,229.60
		Net sales / Income from operations		9,197.62	10,676.19	7,612.89	35,890.50
	(b)	Other operating income		99.37	108.09	91.87	404.24
	Total Income from operations (net)			9,296.99	10,784.28	7,704.76	36,294.74
2	Expenses
	(a)	Cost of materials consumed		5,581.41	6,229.41	5,105.01	22,155.23
	(b)	Purchase of products for sale		1,358.71	1,652.74	1,138.25	5,765.24
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(407.35)	(177.17)	(541.80)	(878.82)
	(d)	Employee benefits expense		770.01	836.20	739.55	3,091.46
	(e)	Depreciation and amortisation expense		611.77	823.33	540.82	2,603.22
	(f)	Product development / Engineering expenses		94.31	140.29	79.60	437.47
	(g)	Other expenses		1,809.51	2,218.64	1,730.62	8,080.39
	(h)	Amount capitalised		(255.79)	(274.86)	(252.21)	(1,118.75)
		Total expenses		9,562.58	11,448.58	8,539.84	40,135.44
3	Proft / (Loss) from operations before other income, finance costs and exceptional items (1 - 2)			(265.59)	(664.30)	(835.08)	(3,840.70)
4	Other income
	(a)	Profit on sale of investment in subsidiary companies (refer note 4)		324.48	—	—	13.49
	(b)	Others (refer note 3)		655.76	83.07	1,597.19	1,867.92
5	Profit / (Loss) from ordinary activities before finance costs and exceptional items (3 + 4)			714.65	(581.23)	762.11	(1,959.29)
6	Finance costs			427.61	470.91	343.68	1,611.68
7	Profit / (Loss) from ordinary activities after finance costs but before exceptional items (5 - 6)			287.04	(1,052.14)	418.43	(3,570.97)
8	Exceptional items
	(a)	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		9.44	21.16	24.78	320.50
	(b)	Employee separation cost		8.81	83.12	—	83.25
9	Profit / (Loss) from ordinary activities before tax (7 - 8)			268.79	(1,156.42)	393.65	(3,974.72)
10	Tax expense / (credit) (net)			11.22	7.83	—	764.23
11	Net Profit / (Loss) from ordinary activities after tax (9 - 10)			257.57	(1,164.25)	393.65	(4,738.95)
12	Extraordinary items (net of tax expenses Rs.Nil)			—	—	—	—
13	Net Profit / (Loss) for the period (11 + 12)			257.57	(1,164.25)	393.65	(4,738.95)
14	Paid-up equity share capital (face value of Rs.2 each)			679.18	643.78	643.78	643.78
15	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year						14,195.94
16	Earnings per share (EPS) (refer note 6)
	A.	Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	0.76	(3.58)	1.20	(14.57)
	(b)	Diluted EPS before and after extraordinary items	Rs.	0.76	(3.58)	1.19	(14.57)
	B.	‘A’ Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	0.86	(3.58)	1.30	(14.57)
	(b)	Diluted EPS before and after extraordinary items	Rs.	0.86	(3.58)	1.29	(14.57)
				(Not annualised)	(Not annualised)	(Not annualised)
17	Debt service coverage ratio (no. of times)						(0.48)
18	Interest service coverage ratio (no. of times)						(3.61)

PART II

SELECT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2015

				Quarter ended			Year ended March 31,
				June 30,	March 31,	June 30,
Particulars				2015	2015	2014	2015
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
		-	Number of shares	127,78,26,079	121,48,96,727	121,54,82,372	121,48,96,727
		-	Percentage of shareholding (refer note 8)	44.26%	44.39%	44.42%	44.39%
	B.	‘A’ Ordinary shares
		-	Number of shares	50,58,61,682	47,94,88,358	47,87,38,358	47,94,88,358
		-	Percentage of shareholding	99.49%	99.49%	99.33%	99.49%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
		(a)	Pledged / Encumbered
		-	Number of shares	6,14,00,000	6,14,00,000	7,64,00,000	6,14,00,000
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	6.19%	6.54%	8.13%	6.54%
		-	Percentage of shares (as a % of the total share capital of the Company)	2.13%	2.24%	2.79%	2.24%
		(b)	Non-encumbered
		-	Number of shares	93,02,59,498	87,81,56,205	86,31,56,205	87,81,56,205
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	93.81%	93.46%	91.87%	93.46%
		-	Percentage of shares (as a % of the total share capital of the Company)	32.21%	32.09%	31.54%	32.09%
	B.	‘A’ Ordinary shares
		(a)	Pledged / Encumbered
		-	Number of shares	—	—	—	—
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
		-	Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—
		(b)	Non-encumbered
		-	Number of shares	26,15,022	24,78,587	32,28,587	24,78,587
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%
		-	Percentage of shares (as a % of the total share capital of the Company)	0.51%	0.51%	0.67%	0.51%

Particulars		Quarter ended June 30, 2015
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	7
	Received during the quarter	24
	Disposed off during the quarter	20
	Remaining unresolved at the end of the quarter	11

Notes:-

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 7, 2015.
2)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
3)	Other income for the quarter ended June 30, 2015, includes dividend from subsidiary companies of Rs.481.04 crores (Rs.1,548.65 crores for the quarter ended June 30, 2014).
4)	During the quarter ended June 30, 2015, the Company has received an additional consideration of Rs.324.48 crores from TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary towards divestment of investments in the quarter ended December 31, 2013 in a foreign subsidiary company.

5)	a)	During the quarter ended June 30, 2015, the Company allotted 15,04,90,480 Ordinary shares (including 3,20,49,820 shares underlying the ADRs) of Rs.2 each at a premium of Rs.448 per share, aggregating Rs.6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares of Rs.2 each at a premium of Rs.269 per share, aggregating Rs.718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.

b)	Proceeds from the Rights issue have been utilised upto June 30, 2015 in the following manner :

Particulars	Planned	Actual
	Rs. in Crores
Funding capital expenditure towards plant and machinery	500.00	36.58
Funding expenditure relating to research and product development	1,500.00	255.55
Repayment, in full or part, of certain long term and short term borrowings availed by the Company	4,000.00	3,300.00
General corporate purposes	1,428.00	1,313.00
Issue related expenses	70.00	59.26

Total	7,498.00	4,964.39	*

*	Of the above, Rs.308.50 crores was pending withdrawal as at June 30, 2015.

6)	Basic and diluted earnings per share for quarter ended March 31, 2015, June 30, 2014 and year ended March 31, 2015 have been retrospectively adjusted for the bonus element in respect of the Rights issue.
7)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting are considered to constitute one single primary segment.
8)	Public shareholding of Ordinary shares as on June 30, 2015 excludes 21.40% (21.25% as at June 30, 2014, 21.28% as at March 31, 2015) of Citibank N.A. as Custodian for Depository shares.
9)	Figures for the quarter ended March 31, 2015 represent the difference between the audited figures in respect of the full financial year and the audited figures for the nine-months ended December 31, 2014.
10)	The Statutory Auditors have carried out an audit of the above results stated in Part I (B).

Tata Motors Limited

Cyrus P Mistry
Mumbai, August 7, 2015	Chairman

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.